UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary

Dated: December 30, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 30, 2009, entitled “CNOOC Ltd. Announces New Fields Brought on Stream Ahead of Schedule”

CNOOC LIMITED

For Immediate Release

CNOOC Ltd. Announces New Fields Brought on Stream
 Ahead of Schedule

(Hong Kong, Dec. 30 2009) CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that JinZhou 25-1 South (JZ25-1S) and Caofeidian (CFD)18-2 oil and gas fields in Bohai Bay have commenced production ahead of schedule. Another two oil fields BoZhong (BZ) 13-1 and BoZhong 34-1 North (BZ34-1N) started production in December as planned.

JZ25-1S oil and gas field began its production in mid-December ahead of its scheduled date. It’ s located in Liaodong Bay with averaged water depth of about 25 meters. JZ25-1S is expected to reach its peak production at 2012, with oil  production at 20 thousand barrels and gas production 53 million cubic feet per day.  The well A18 of JZ 25-1S has been gradually increasing its production to a daily rate of 6,000 barrels of oil equivalent.

Another two fields, BZ13-1 in the western Bohai Bay and BZ 34-1N in the southern Bohai Bay were also brought on stream recently as scheduled. The peak production of both fields will be achieved in 2010 at approximately 12,000 barrels of oil equivalent per day.

Mr. Chen Bi, Executive Vice President and General Manager of TianJin Branch said, “The effective implementation of newly start up oil fields highlights the Company’s project management ability. With the outstanding performance of this area, we believe Bohai Bay will further contribute to the production growth of the Company.”

All of these fields are independent projects of CNOOC Limited. The Company owns 100% working interest and acts as the operator.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com